Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
     We have issued our reports dated March 13, 2007, accompanying the consolidated financial statements and schedule (which report expressed an unqualified opinion and contains an explanatory paragraph relating to the adoption of Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment) and management’s assessment of the effectiveness of internal control over financial reporting included in the Annual Report of ATS Medical, Inc. on Form 10-K for the year ended December 31, 2006 which are incorporated by reference in this registration statement on Amendment No. 1 to Form S-3. We consent to the incorporation by reference in the registration statement of ATS Medical, Inc. on Amendment No. 1 to Form S-3 of the aforementioned reports and to the use of our name as it appears under the caption “Experts.”
/s/ GRANT THORNTON LLP
Minneapolis, Minnesota
October 4, 2007